Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

	Nine Months Ended September 30, 2017
	Energy Transfer Partners, L.P. (consolidated)	Sunoco Logistics Partners Operations L.P.
Fixed Charges:
Interest expense, net	$1,052	$101
Capitalized interest	177	121
Interest charges included in rental expense	7	3
Total fixed charges	1,236	225
Earnings:
Income before income tax expense and noncontrolling interest	1,439	959
Less: equity in earnings of unconsolidated affiliates	(139)	(58)
Total earnings	1,300	901
Add:
Fixed charges	1,236	225
Amortization of capitalized interest	15	3
Distributed income of equity investees	319	48
Less:
Interest capitalized	(177)	(121)
Income available for fixed charges	$2,693	$1,056

Ratio of earnings to fixed charges	2.18	4.69